American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2011	2010	2011	2010

Earnings:
Pre-tax income(a):	$1,798	$1,499	$411	$3,139
Add – Fixed charges	1,171	1,961	2,419	3,941

Adjusted Pre-tax income	2,969	3,460	2,830	7,080

Fixed charges:
Interest expense	$901	$1,659	$1,890	$3,354
Portion of rent expense representing interest	29	39	78	100
Interest credited to policy and contract holders	241	263	451	487

Total fixed charges	$1,171	$1,961	$2,419	$3,941

Total fixed charges, excluding interest credited to policy and contract holders	$930	$1,698	$1,968	$3,454

Ratio of earnings to fixed charges	2.54	1.76	1.17	1.80

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b)	3.19	2.04	1.44	2.05

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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